Leonard W. Burningham

Lawyer

Hermes Building * Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

         Of Counsel                                                                                     Telephone (801) 363-7411

Branden T. Burningham, Esq.                                                                           Fax (801) 355-7126

Bradley C. Burningham, Esq.                                                             e-mail lwb@burninglaw.com

June 5, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:         Tia Jenkins

                        Senior Assistant Chief Accountant

                        Office of Emerging Growth Companies

                        Raj Rajan

                        Division of Corporation Finance

Mail Stop 3561

Facsimile No.: 202-772-9202

Re:                   Reflect Scientific, Inc.

                        Form 10-QSB for the fiscal quarter ended September 30, 2006

                        Filed November 14, 2006

                        File No. 000-31377

Dear Ms. Jenkins and Mr. Rajan:

This letter is a third response to your letter dated March 30, 2007, regarding the above filing of Reflect Scientific, Inc. (the “Company”).  My first response was filed with the Securities and Exchange Commission (the “SEC”) on or about April 9, 2007, and my second response was filed with the Securities and Exchange Commission on  or about May 14, 2007. All information provided in both responses is also incorporated herein by reference; and the following is our compliance with your requests.  The first and second response, together with the information filed as indicated below, should address all of your comments satisfactorily.

Comment #2: The Company’s 8-K/A Current Report dated June 27, 2006, and filed September 14, 2006, was amended to include Cryomastor, Inc. financial statements for the

June 5, 2007

quarter ended March 31, 2006, with appropriate proforma financial statements, and was filed on May 15, 2007.

Comment #3:  See my first and second responses and the filings mentioned herein.

Comment #4:  The Company’s 8-K/A Current Report dated November 15, 2006, and filed November 16, 2006, was amended to include the financial statements and pro forma information for Smithgall & Associates, Inc., dba “Image Labs Inaternational,” and was filed on June 1, 2007.  The date of this 8-K Current Report should have been February 26, 2007, because the Agreement and Plan of Merger that was signed on November 15, 2006, expired by its terms, and was reinstated by an Addendum of that date; if you desire, the dates can be changed, but that would seem to provide little additional information at this point.

Comment #5: The Amended 8-K containing the financial statements required to be filed by the Company with respect to the acquisition of All Temp Engineering was filed today, June 5, 2007, and is dated November 17, 2006.  The date of this 8-K Current Report should have been January 19, 2007, because the Agreement and Plan of Merger that was signed on November 17, 2006, expired by its terms, and was reinstated by an Addendum of that date; if you desire, the dates can be changed, but that also would seem to provide little additional information at this point.

Comment #6: The Company also filed an amended 10KSB for the year ended December 31, 2006 on Form 10KSB/A-2 on May 23, 2007.

The Company would appreciate it if you would promptly review all of these filings and responses.

If you have any further comments, we can discuss these in a conference call that I will arrange with you or you can call me to arrange.

Thank you.

                                                                        Yours very sincerely,

                                                                        /s/Leonard W. Burningham

                                                                        Leonard W. Burningham

LWB/sg